811-02306
Branch 16

OppenheimerFunds®
OppenheimerFunds Distributor, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, NY 10281
Tel 212.323.0200

Melissa L. Weiss
Vice President and
Associate Counsel
Telephone: 212-323-0247
Facsimile: 212-912-6322
E-mail: mweiss@oppenheimerfunds.com

By Overnight Delivery

March 8, 2007

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Re: Community Check Cashing, Inc. v. Anita F. Zalom, Helena Zalom, Eaton Vance Mutual Funds, Oppenheimer Growth, Bank of America, formerly known as Fleet Bank, John Does 1 to 10, Fictitious Entities and/or Persons, Presently Unidentified, Docket No. OCN-L-295-07

To the Securities and Exchange Commission:

I am counsel to OppenheimerFunds, Inc., which is the investment adviser to Oppenheimer Growth Fund (the "Fund"). Enclosed for filing on behalf of the Fund pursuant to Section 33 of the Investment Company Act of 1940, are copies of the following pleadings in this matter: (1) the Summons, dated February 2, 2007 and (2) the Complaint, dated January 8, 2007. These documents were served upon the Fund on February 12, 2007.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Very truly yours,

Melissa L. Weiss
Vice President &
Associate Counsel

Enclosures

Rec 3/15/07

NOVINS, YORK, PENTONY & PAGANO
202 Main Street
CN 2032
Toms River, New Jersey 08754
(732) 349-7100
Attorneys for Plaintiff

RECEIVED & FILED
JAN 10 2007
SUPERIOR CT. OCEAN CO.

COMMUNITY CHECK CASHING, INC. a New Jersey Corporation, Plaintiff, v. ANITA F. ZALOM, HELENA ZALOM, OPPENHEIMER GROWTH FUND; BANK OF AMERICA, formerly known as FLEET BANK, JOHN DOES 1 – 10, fictitious entities and/or persons, presently unidentified, Defendants.	SUPERIOR COURT OF NEW JERSEY LAW DIVISION: OCEAN COUNTY DOCKET NO. OCN-L-294-07 **Civil Action** **COMPLAINT**

Plaintiff Community Check Cashing, maintaining a principal place of business located at 793 Fischer Boulevard, Toms River, New Jersey, 08753, by way of Complaint against defendants, says:

FIRST COUNT

1. Community Check Cashing, Inc. is a New Jersey corporation engaged in business as a check cashing facility, duly licensed by the New Jersey Department of Banking and Insurance, pursuant to N.J.S.A. 17:15A-30, et seq.

2. At all times relevant hereto, Anita F. Zalom was an individual residing at 103 Resident Avenue, P.O. Box 1014, Lavallette, New Jersey 08735.

3. At all times relevant hereto, Helena Zalom was an individual residing at 103 Resident Avenue, P.O. Box 1014, Lavallette, New Jersey 08735.

4. At all times relevant hereto, defendant Oppenheimer Funds, a Colorado corporation, was engaged in business as an asset management

company, registered with the State of Colorado, and maintaining an address at 10200 East Girard Avenue, Building D, Denver, CO 80231.

5. At all times relevant hereto, defendant Bank of America, formerly known as Fleet Bank, a Massachusetts corporation, was engaged in business as private banking institution, registered with the State of Massachusetts, and maintaining an address at P.O. Box 5580, MA6-545-04-04, Boston, MA 02205-8905.

6. On or about August 13, 2004, defendant Helena Zalom cashed check number 8626857, in the amount of $3,297.55, made payable to Anita F. Zalom from Oppenheimer Funds, drawn on an account of Bank of America, formerly known as FleetBank, N.A., at plaintiff's place of business located at 793 Fischer Boulevard, Toms River, New Jersey, 08753.

7. On or about August 13, 2004, plaintiffs verified the check with Bank of America, formerly known as Fleet Bank and dispersed funds to defendant Helena Zalom, who posed illegally as Anita F. Zalom.

8. On or about August 28, 2004, defendant Helena Zalom cashed check number 8553712, in the amount of $2,019.51, made payable to Anita F. Zalom from Oppenheimer Funds, drawn on an account of Bank of America, formerly known as FleetBank, N.A., at plaintiff's place of business located at 793 Fischer Boulevard, Toms River, New Jersey, 08753.

9. On or about August 28, 2004, plaintiffs verified the check with Bank of America, formerly known as Fleet Bank and dispersed funds to defendant Helena Zalom, who posed illegally as Anita F. Zalom.

10. On or about February 17, 2005, defendants Bank of America and Oppenheimer Growth Fund placed a stop payment on said payment, with Wachovia Banmk, N.A.

11. On or about April 1, 2005, plaintiff informed defendants Bank of America and Oppenheimer Growth Fund that the checks were negotiated in good faith and defendants were liable to plaintiff and must seek recourse with defendant Anita Zalom and/or Helena Zalom.

12. Plaintiff has demanded that defendants make payment of all sums owed, but defendants have failed and refused to pay same.

WHEREFORE, plaintiff Community Check Cashing, Inc. demands judgment in its favor against defendants ANITA F. ZALOM, HELENA ZALOM, OPPENHEIMER GROWTH FUND; BANK OF AMERICA, formerly known as FLEET BANK and JOHN DOES 1 – 10, jointly and severally, for damages, together with prejudgment interest, attorneys' fees and costs of suit.

SECOND COUNT

(Holder in Due Course)

13. Plaintiff repeats the allegations contained in paragraphs 1 through 12 of its Complaint as though fully set forth herein.

14. Plaintiff took the subject check for value and in good faith, and without notice of any defense or claim of recoupment on the part of any person, paying to defendants the proceeds thereof, minus a 2% check cashing fee as permitted by law.

15. Plaintiff is a holder in due course pursuant to New Jersey's Uniform Commercial Code (hereinafter "U.C.C.") §3-302, having taken defendants' check for value, in good faith and without notice that it would be dishonored or of any other defense against or claim to them on the part of any other person.

16. Subsequently, the checks were returned on the basis of a "stop payment" directive being placed by defendant on the subject instrument.

17. Following plaintiff's demand, there remains due from defendants the amount of $5,317.06, exclusive of interest, costs and counsel fees.

18. As a direct and proximate result of the conduct of defendants, as aforesaid, defendants are liable to plaintiff under the Uniform Commercial Code in the amount of $5,317.06, together with bank charges, fees and interest.

19. Plaintiff has demanded that defendants make payment of all sums owed, but defendants have failed and refused to pay same.

WHEREFORE, plaintiff Community Check Cashing, Inc. demands judgment in its favor against defendants ANITA F. ZALOM, HELENA ZALOM, OPPENHEIMER GROWTH FUND; BANK OF AMERICA, formerly known as FLEET BANK and JOHN DOES 1 – 10, jointly and severally, for damages, punitive damages, together with prejudgment interest, attorneys' fees and costs of suit.

THIRD COUNT

(Conversion)

20. Plaintiff repeats the allegations contained in paragraphs 1 through 19 of its Complaint as though fully set forth herein.

21. As demonstrated by the above described actions, defendants ANITA F. ZALOM, HELENA ZALOM, OPPENHEIMER GROWTH FUND; BANK OF AMERICA, formerly known as FLEET BANK and JOHN DOES 1 – 10 have each converted plaintiff's funds and deprived plaintiff of its property.

22. As a direct and proximate result of the defendants' conversion, plaintiff has been damaged.

WHEREFORE, plaintiff Community Check Cashing, Inc. demands judgment in its favor against defendants ANITA F. ZALOM, HELENA ZALOM, OPPENHEIMER GROWTH FUND; BANK OF AMERICA, formerly known as FLEET BANK and JOHN DOES 1 – 10 jointly and severally, for damages, punitive damages, together with prejudgment interest, attorneys' fees and costs of suit.

FOURTH COUNT

(Unjust Enrichment)

23. Plaintiff repeats the allegations contained in paragraphs 1 through 22 of its Complaint as though fully set forth herein.

24. As demonstrated by the above described actions, ANITA F. ZALOM, HELENA ZALOM, OPPENHEIMER GROWTH FUND; BANK OF AMERICA, formerly known as FLEET BANK and JOHN DOES 1 – 10 have been unjustly enriched at the expense of plaintiff.

25. As a direct and proximate result of the defendants' unjust enrichment, plaintiff has been damaged.

WHEREFORE, plaintiff Community Check Cashing, Inc. demands judgment in its favor against defendants ANITA F. ZALOM, HELENA ZALOM,

OPPENHEIMER GROWTH FUND; BANK OF AMERICA, formerly known as FLEET BANK and JOHN DOES 1 – 10, jointly and severally, for damages, punitive damages, together with prejudgment interest, attorneys' fees and costs of suit.

FIFTH COUNT

(Breach of Implied Covenant of Good Faith and Fair Dealing)

26. Plaintiff repeats the allegations contained in paragraphs 1 through 25 of its Complaint as though fully set forth herein.

27. Every agreement and commercial transaction in the State of New Jersey contains the implied covenants of good faith and fair dealing.

28. As a direct and proximate result of defendants' breaches of such covenants, plaintiff has been damaged.

WHEREFORE, plaintiff Community Check Cashing, Inc. demands judgment in its favor against defendants ANITA F. ZALOM, HELENA ZALOM, OPPENHEIMER GROWTH FUND; BANK OF AMERICA, formerly known as FLEET BANK, JOHN DOES 1 – 10, jointly and severally, for damages, punitive damages, together with prejudgment interest, attorneys' fees and costs of suit.

DESIGNATION OF TRIAL COUNSEL

Pursuant to Rule 4:25-4, plaintiff hereby designates Michael B. York as trial counsel in this matter.

NOVINS, YORK, PENTONY & PAGANO

By: Michael B. York

Dated: January 8, 2007

CERTIFICATION PURSUANT TO RULE 4:5-1

I certify that the matter in controversy in the within action is not the subject to any other action pending in any court or of any pending arbitration proceeding and that no other action or arbitration proceeding is contemplated. I further certify that, to plaintiff's present knowledge, there is no other party who should be joined in this action.

Michael B. York

Dated: January 8, 2007

NOVINS, YORK, PENTONY & PAGANO
202 Main Street
CN 2032
Toms River, New Jersey 08754
(732) 349-7100
Attorneys for Plaintiff

COMMUNITY CHECK CASHING, INC. a New Jersey Corporation, Plaintiff, v. ANITA F. ZALOM, HELENA ZALOM, OPPENHEIMER GROWTH FUND; BANK OF AMERICA, formerly known as FLEET BANK, JOHN DOES 1 – 10, fictitious entities and/or persons, presently unidentified, Defendants.	SUPERIOR COURT OF NEW JERSEY LAW DIVISION: OCEAN COUNTY DOCKET NO. OCN-L-295-07 **Civil Action** **SUMMONS**

STATE OF NEW JERSEY TO THE DEFENDANTS NAMED ABOVE:

The Plaintiff named above has filed a lawsuit against you in the Superior Court of New Jersey. The complaint attached to this Summons states the basis for this lawsuit. If you dispute this complaint, you or your attorney must file a written answer or motion and proof of service with the deputy clerk of the Superior Court in the county listed above within 35 days from the date you receive this summons, not counting the date you received it. (The address is Superior Court, Law Division, Ocean County Courthouse, Toms River, NJ.) If the complaint is one in foreclosure, then you must file your written answer or motion and proof of service with the Clerk of the Superior Court, Hughes Justice Complex, CN 971, Trenton, N.J. 08625. A filing fee payable to the clerk of the Superior Court and a completed Case Information Statement (available from the deputy clerk of the Superior Court) must accompany your answer or motion when it is filed. You must also send a copy of your answer or motion to plaintiff's attorney whose name and address appear above, or to plaintiff if no attorney is named above. A telephone call will not protect your rights; you must file and serve a written answer or motion (with fee and completed Case Information Statement) if you want the court to hear your defense.

If you do not file and serve a written answer or motion within 35 days, the court may enter a judgment against you for the relief plaintiff demands, plus interest and costs of suit. If judgment is entered against you, the Sheriff may seize your money, wages or property to pay all or part of the judgment.

If you cannot afford to pay an attorney, call a Legal Services Office. An individual not eligible for free legal assistance may obtain a referral to an attorney by calling a County Lawyer Referral Service. These numbers are listed in the New Jersey State Bar Association Lawyer Referral Service (800-792-8315) within New Jersey or (609-394-1101) out of state.

Date: February 2, 2007

Theodore J. Fetter, Superior Court Clerk

Name and address of Defendant to be served:

Oppenheimer Funds
10200 East Girard Avenue - Building D
Denver, Colorado

Date Stamp and
Return Copy

OppenheimerFunds®

OppenheimerFunds Distributor, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, NY 10281
Tel 212.323.0200

SEC MAIL PROCESSING RECEIVED MAR - 9 2007 WASH., D.C. 186 SECTION

Melissa L. Weiss
Vice President and
Associate Counsel
Telephone: *212-323-0247*
Facsimile: *212-912-6322*
E-mail: mweiss@oppenheimerfunds.com

By Overnight Delivery

March 8, 2007

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Re: Community Check Cashing, Inc. v. Anita F. Zalom, Helena Zalom, Eaton Vance Mutual Funds, Oppenheimer Growth, Bank of America, formerly known as Fleet Bank, John Does 1 to 10, Fictitious Entities and/or Persons, Presently Unidentified, Docket No. OCN-L-295-07

To the Securities and Exchange Commission:

I am counsel to OppenheimerFunds, Inc., which is the investment adviser to Oppenheimer Growth Fund (the "Fund"). Enclosed for filing on behalf of the Fund pursuant to Section 33 of the Investment Company Act of 1940, are copies of the following pleadings in this matter: (1) the Summons, dated February 2, 2007 and (2) the Complaint, dated January 8, 2007. These documents were served upon the Fund on February 12, 2007.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Very truly yours,

Melissa L. Weiss
Vice President &
Associate Counsel

Enclosures

END